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                                Filed by Seacoast Financial Services Corporation

                                Pursuant to Rule 425 under the Securities Act of 1933, as amended.

                                Subject Company:  Bay State Bancorp, Inc.
                                Commission File No.: 001-13691

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Bay State Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger;
(5) the stockholders of Bay State may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Bay State's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Bay State have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6102. In addition, documents filed with the SEC by Bay State can be obtained, without charge, by directing a request to Bay State Bancorp, Inc., 1299 Beacon Street, Brookline, Massachusetts 02446, Attn: Corporate Secretary, telephone (617) 739-9500. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Bay State and its directors and executive officers


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may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Bay State and their ownership of Bay State common stock is set forth in the proxy statement/prospectus.

THE FOLLOWING IS A PRESS RELEASE THAT WAS JOINTLY ISSUED AT APPROXIMATELY 10:36 A.M. EASTERN STANDARD TIME ON APRIL 25, 2003 BY SEACOAST FINANCIAL SERVICES CORPORATION AND BAY STATE BANCORP, INC.


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                                            CONTACT: JAMES R. RICE, 508.984.6102
                                                           SENIOR VICE PRESIDENT
                                         SEACOAST FINANCIAL SERVICES CORPORATION

                                                 MICHAEL O. GILLES, 617.739.9548
                                                   SENIOR VICE PRESIDENT AND CFO
                                                         BAY STATE BANCORP, INC.

FOR IMMEDIATE RELEASE


              FDIC APPROVES MERGER OF COMPASS BANK FOR SAVINGS AND
                         BAY STATE FEDERAL SAVINGS BANK

New Bedford, Massachusetts--April 25, 2003--Seacoast Financial Services Corporation (NASDAQ: SCFS) announced today the Federal Deposit Insurance Corporation has approved the merger of Bay State Federal Savings Bank, a wholly owned subsidiary of Bay State Bancorp, Inc. (AMEX: BYS), Brookline, Massachusetts, with and into Compass Bank for Savings, a wholly owned subsidiary of Seacoast Financial, as part of a transaction pursuant to which Seacoast Financial would acquire Bay State Bancorp.

The transaction must also be approved by the Massachusetts Division of Banks and the Massachusetts Board of Bank Incorporation. The Massachusetts Board of Bank Incorporation will hold a hearing on the transaction on May 2, 2003. Seacoast Financial has been advised by the Federal Reserve Bank of Boston that an application under the Bank Holding Company Act is not required to consummate the transaction.

The stockholders of Bay State Bancorp will consider and vote on the transaction at a special meeting of stockholders that will be held on April 30, 2003. As has been previously announced, the parties expect that the transaction will be consummated in the second quarter of 2003.

Seacoast Financial Services Corporation is the holding company for CompassBank and Nantucket Bank and is headquartered in New Bedford, Massachusetts. CompassBank is a $3.3 billion state chartered savings bank serving Southeastern Massachusetts through a network of 40 full service branch offices and 46 branch and remote ATMs, a customer call center and on-line banking at www.compassbank.com. Nantucket Bank is a $468 million state chartered savings bank serving Nantucket Island with 3 full service branch offices. The banks provide a wide array of financial services including consumer banking, mortgage lending, commercial lending, consumer finance, private banking and alternative investments to retail and business customers.

Bay State Bancorp is the holding company for Bay State Federal Savings Bank and is headquartered in Brookline, Massachusetts. Bay State Federal Savings Bank is a $597 million federally chartered savings bank, which currently operates six banking offices and an administrative office in Norfolk and Suffolk Counties.

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with

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respect to the financial condition, results of operations and business of
Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Bay State may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Bay State may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Bay State's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial`s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Bay State have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6102. In addition, documents filed with the SEC by Bay State can be obtained, without charge, by directing a request to Bay State Bancorp, Inc., 1299 Beacon Street, Brookline, Massachusetts 02446, Attn: Corporate Secretary, telephone (617) 739-9500. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Bay State and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Bay State and their ownership of Bay State common stock is set forth in the proxy statement/prospectus.


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